February 11, 2020

Michael Gilmore
Chief Executive Officer
Gilmore Homes - Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, GA 30349

       Re: Gilmore Homes - Gilmore Loans LLC
           Amendment No. 10 to
           Offering Statement on Form 1-A
           Filed January 31, 2020
           File No. 024-11011

Dear Mr. Gilmore:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

Amendment No. 10 to Offering Statement on Form 1-A filed January 31, 2020

General

1. We note that you intend to include audited financial statements for the periods ended
      December 31, 2018 and 2019 in the registration statement prior to qualification. We will monitor future amendments for the inclusion of those financial statements. When they are filed, we may have comments.
 Michael Gilmore
FirstName LastNameMichael Gilmore
Gilmore Homes - Gilmore Loans LLC
Comapany NameGilmore Homes - Gilmore Loans LLC
February 11, 2020
Page 2
February 11, 2020 Page 2
FirstName LastName
       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction